Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Complete Production Services, Inc.:
We consent to the use of our report dated September 30, 2005, with respect to the consolidated balance sheet of Complete Production Services, Inc., as of December 31, 2004 and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the year then ended, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
We also consent to the use of our report dated September 28, 2005, with respect to the consolidated balance sheet of Complete Energy Services, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for the period from inception (November 7, 2003) through December 31, 2003, included herein.
/s/ Grant Thornton LLP

Houston, Texas
November 15, 2005